06004977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31901

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAREY FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK	NEW YORK	10020-1605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLAUDE FERNANDEZ (212) 492-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

RECEIVED MAR 01 2006 WASH, D.C. 185 SECTION

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OF AFFIRMATION

I, HARALD PAUMGARTEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAREY FINANCIAL. LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE FUENTES
Notary Public, State of New York
No. 01FU6043736
Qualified in New York County
Commission Expires June 26, 2006

Notary Public

Signature

CHAIRMAN OF THE BOARD
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Supplemental Computation of Net Capital under Rule 15c3-1.
- ☒ (h) Supplemental Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
www.pwc.com

Report of Independent Auditors

To the Board of Directors and Member of
Carey Financial, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Carey Financial, LLC at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2006

Carey Financial, LLC
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 1,417,042
Income tax refund receivable	168,313
Due from affiliate	624,431
Other assets	64,464
Total assets	$ 2,274,250
Liabilities and Member's Equity	
Payable to affiliate	$ 67,324
Accrued compensation expenses	721,215
Accrued expenses	184,286
Total liabilities	972,825
Commitments and contingencies	
Common stock, $1.00 par value; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	2,988,135
Accumulated deficit	(1,687,710)
Total member's equity	1,301,425
Total liabilities and member's equity	$ 2,274,250

The accompanying notes are an integral part of the financial statement.

1. Organization

Carey Financial Corporation was incorporated on May 1, 1984, under the laws of the State of Delaware and was owned 100% by W.P. Carey & Co. LLC ("W.P. Carey") through June 30, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "Commission") and the National Association of Securities Dealers, Inc. The Company's primary business activity during 2005 was as the sales agent for Corporate Property Associates 16 Global Incorporated ("CPA®:16 Global"), a Maryland corporation affiliated with W.P. Carey.

Effective July 1, 2005, Carey Financial Corporation converted to a Delaware limited liability company and changed its name to Carey Financial, LLC (the "Company"). Immediately prior to July 1, 2005, Carey Asset Management Corp. ("CAM"), an affiliated subsidiary of W.P. Carey, acquired sole ownership of the Company. As of July 1, 2005, the Company employed 18 individuals. Prior to July 1, 2005 the Company had no employees and all of its registered personnel were employees of CAM. As part of the corporate restructuring and following NASD approval of its membership change, the majority of the firm's NASD registered personnel became employees of the Company. There are currently three NASD registered individuals who are employed by CAM or an affiliated management services company.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents
The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents at December 31, 2005 include $1,409,533 invested in one money market fund.

Income Recognition
Pursuant to its sales agency agreement with CPA®:16 Global, the Company did not receive commissions on the sale of shares of CPA®:16 Global.

A Selected dealer fee of up to two percent of the price of each share and selling commissions equal to $0.65 per share sold, may be due to the Company, and reallowed to selected dealers for shares sold by the selected dealers. In practice, through July 15, 2005, these fees and commissions are paid directly by the issuer to the selected dealers and, accordingly, are not reflected as revenues with an offsetting expense in these financial statements. Through July 15, 2005, the total fees and commissions reallowed were $4,200,725.

Concurrent with the restructuring as of July 1, 2005, the Company has begun paying commissions and subsequently receiving reimbursement from an affiliate and are recorded on a trade-date basis. These amounts are reported in the statement of operations as Commissions and Commission re-allowance.

Income Taxes
Carey Financial Corporation will file separate federal, state and local income tax returns for the period ended June 30, 2005. Effective July 1, 2005, CAM filed an entity classification election

with the Internal Revenue Service to treat the Company as a branch for U.S. tax purposes. As a branch, the Company is not subject to tax and will not file separate federal, state and local tax returns for periods after June 30, 2005. Commencing July 1, 2005, the taxable income or loss from operations of the Company is included in the income tax returns of the sole member, CAM.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." The accounts of the Company are included in the consolidated tax return of CAM. However, for separate financial statement purposes, income taxes are computed on a separate company basis under which the Company computes its current and deferred taxes as if it were a separate tax payer. To the extent that net tax assets (including net operating loses) are generated by the Company, which cannot be utilized on a separate company basis, a valuation allowance may be established.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the higher of $5,000 or 6-2/3% of its aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital and excess net capital, as defined, of $416,026 and $351,171, respectively. The Company's net capital ratio ("aggregate indebtedness" to "net capital" as defined under the Rule) at December 31, 2005 was 2.3 to 1.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. Income Taxes

As discussed in Note 2, the Company determines its tax provision under the separate return method. The current benefit (expense) for income taxes for the year ended December 31, 2005 primarily represents a tax refund receivable from the carryback of a portion of operating losses through June 30, 2005 to fiscal 2003 operating income.

Federal	$ 178,170
State and local	(61,543)
	$ 116,627

In the period from January 1, 2005 through June 30, 2005 and from July 1, 2005 through December 31, 2005, the Company had operating losses in excess of those amounts which could be carried back. The Company also had operating losses in 2004 and has no current significant revenue source. The Company would require future operating income for the resultant net deferred asset of approximately $1,000,000 to be utilized. Therefore, the Company has reflected a valuation

allowance for the entire amount of the net deferred tax asset, as it is more likely than not that all of the deferred tax assets will not be realized. The net operating loss carryforward will expire in 2026.

5. Related-Party Transactions

W.P. Carey has provided the Company with administrative personnel, facilities and services as have been required in the normal conduct of the Company's business for the year ended December 31, 2005. A charge of $17,917 for such costs is included in general and administrative expenses and was determined based on an allocation of the total expenses incurred by the management subsidiary of W.P. Carey in proportion to the revenues earned by the Company and the management subsidiary.

The Company is currently evaluating several options, including the potential addition of personnel and services to increase net operating income in the future. CAM has agreed to fund losses to the Company in 2006 as necessary to continue normal business operations and to keep the Company within NASD capital requirements. During 2005, the Company received $2,550,000 of contributed capital from CAM.

Due from affiliates includes offering and organization costs receivable from CPA:16-Global of $624,431. Accounts payable to affiliate represents certain compensation and operating reimbursements due to CAM of $67,324.

6. Commitments and Contingencies

In March 2004, following a broker-dealer examination by the staff of the SEC, the Company received a letter from the staff of the SEC alleging certain infractions by the Company of the Securities Act of 1933, the Securities Exchange Act of 1934, the rules and regulations thereunder and those of the National Association of Securities Dealers, Inc. ("NASD").

The staff alleged that in connection with a public offering of shares of CPA®:15, the Company and its retail distributors sold certain securities without an effective registration statement. Specifically, the staff alleged that the delivery of investor funds into escrow after completion of the first phase of the offering (the "Phase I Offering"), completed in the fourth quarter of 2002 but before a registration statement with respect to the second phase of the offering (the "Phase II Offering") became effective in the first quarter of 2003, constituted sales of securities in violation of Section 5 of the Securities Act of 1933. In addition, in the March 2004 letter the staff raised issues about whether actions taken in connection with the Phase II offering were adequately disclosed to investors in the Phase I Offering. In the event the SEC pursues these allegations, or if affected CPA®: 15 investors bring a similar private action, CPA®:15 might be required to offer the affected investors the opportunity to receive a return of their investment. It cannot be determined at this time if, as a consequence of investor funds being returned by CPA®:15, the Company would be required to return to CPA®:15 the commissions paid by CPA®:15 on purchases actually rescinded. Further, as part of any action against the Company, the SEC could seek disgorgement of any such commissions or different or additional penalties or relief, including without limitation, injunctive relief and/or civil monetary penalties, irrespective of the outcome of any rescission offer. The Company cannot predict the potential effect such a rescission offer or SEC action may ultimately have on the operations of the Company. There can be no assurance that the effect, if any, would not be material.

The staff also alleged in the March 2004 that the prospectus delivered with respect to the Phase I Offering contained material misrepresentation and omissions in violation of Section 17 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder in that the prospectus failed to disclose that (i) the proceeds of the Phase I offering would be used to advance commissions and expenses payable with respect to the Phase II Offering, and (ii) the payment of dividends to Phase II shareholders whose funds had been held in escrow pending effectiveness of the registration statement resulted in significantly higher annualized rates of return than were being earned by Phase I shareholders. The Company has reimbursed CPA®:15 for the interest cost of advancing the commissions that were later recovered by CPA®:15 from the Phase II Offering proceeds.

In June 2004, the Division of Enforcement of the SEC ("Enforcement Staff") commenced an investigation into compliance with the registration requirements of the Securities Act of 1933 in connection with the public offerings of shares of CPA®:15 during 2002 and 2003. In December 2004, the scope of the Enforcement Staff's inquiries broadened to include broker-dealer compensation arrangements in connection with CPA®:15 and other REITs managed by W. P. Carey, as well as the disclosure of such arrangements. At that time the Company and W. P. Carey received a subpoena from the Enforcement Staff seeking documents relating to payments by the Company, W. P. Carey, and REITs managed by W. P. Carey to (or requests for payment received from) any broker-dealer, excluding selling commissions and selected dealer fees. The Company and W. P. Carey subsequently received additional subpoenas and requests for information from the Enforcement Staff seeking, among other things, information relating to any revenue sharing agreements or payments (defined to include any payment to a broker-dealer, excluding selling commissions and selected dealer fees) made by the Company, W. P. Carey or any Company-managed REIT in connection with the distribution of W. P. Carey-managed REITs or the retention or maintenance of REIT assets. Other information sought by the SEC includes information concerning the accounting treatment and disclosure of any such payments, communications with third parties (including other REIT issuers) concerning revenue sharing, and documents concerning the calculation of underwriting compensation in connection with the REIT offerings under applicable NASD rules.

In response to the Enforcement Staff's subpoenas and requests, the Company and W. P. Carey have produced documents relating to payments made to certain broker-dealers both during and after the offering process, for certain of the REITs managed by W. P. Carey (including CPA®:10, CIP®, CPA®:12, CPA®:14 and CPA®:15), in addition to selling commissions and selected dealer fees.

Among the payments reflected on documents produced to the Staff were certain payments, aggregating in excess of $9,600,000 made to a broker-dealer which distributed shares of the REITS. The expenses associated with these payments, which were made during the period from early 2000 through the end of 2003, were borne by and accounted for on the books and records of the REITs. Of these payments, CPA®:10 paid in excess of $40,000; CIP® paid in excess of $875,000; CPA®:12 paid in excess of $2,455,000; CPA®:14 paid in excess of $4,990,000; and CPA®:15 paid in excess of $1,240,000. In addition, other smaller payments by the REITs to the same and other broker-dealers have been identified aggregating less than $1,000,000.

The Company and W, P. Carey are cooperating fully with this investigation and have provided information to the Enforcement Staff in response to the subpoenas and requests. Although no formal regulatory action has been initiated against the Company or W. P. Carey in connection with the matters being investigated, we expect that the SEC may pursue such an action against either or

both of them. The nature of the relief or remedies the SEC may seek cannot be predicted at this time. If such an action is brought, it could have a material adverse effect on the Company and the magnitude of that effect would not necessarily be limited to the payments described above but could include other payments and civil monetary penalties.

Several state securities regulators have sought information from the Company relating to the matters described above. While one or more states may commence proceedings against Carey Financial in connection with these inquiries, we do not currently expect that these inquiries will have a material effect on us incremental to that caused by any SEC action.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Member of
Carey Financial, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Carey Financial, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2006